Mail Stop 4561

June 29, 2007

Steven J. Gomo
Chief Financial Officer
Network Appliance, Inc.
495 East Java Drive
Sunnyvale, CA 94089

     Re: **Network Appliance, Inc.**
           Form 10-K for the Year Ended April 30, 2006
           Form 10-K for the Year Ended April 30, 2005
           Form 10-Q for the Quarterly Period Ended July 28, 2006
           Form 10-Q for the Quarterly Period Ended October 27, 2006
           File No. 000-27130

Dear Mr. Gomo:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Craig D. Wilson
               Senior Assistant Chief Accountant